                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February, 2003

                         Commission File Number 333-8880

            MEXICAN SATELLITES, A MEXICAN COMPANY OF VARIABLE CAPITAL
                 (Translation of registrant's name into English)

                        SATELITES MEXICANOS, S.A. DE C.V.
                         BOULEVARD MANUEL AVILA CAMACHO
                           NO. 40 LOMAS DE CHAPULTEPEC
                               11000, MEXICO, D.F.
                                     MEXICO
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X.....  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes.....      No...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

The attached Consent Solicitation Statement and related documents were distributed to holders of the registrant's Senior Secured Floating Rate Notes due 2004.

                        SATELITES MEXICANOS, S.A. DE C.V.

                   SOLICITATION OF CONSENTS IN RESPECT OF ITS
              SENIOR SECURED FLOATING RATE NOTES DUE JUNE 29, 2004

                 (CUSIP NOS. 803895AC5, P8521RAB2 AND 803895AD3)

                  FOR A CONSENT PAYMENT EQUAL TO $2.50 FOR EACH
       $1,000 PRINCIPAL AMOUNT OF THE NOTES TO WHICH SUCH CONSENT RELATES

--------------------------------------------------------------------------------
THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MARCH 14, 2003 (THE "EXPIRATION DATE") UNLESS EXTENDED, IN WHICH EVENT THE TERM "EXPIRATION DATE" MEANS THE LATEST TIME AND DATE TO WHICH THE SOLICITATION IS SO EXTENDED. PLEASE CONTACT YOUR CUSTODIAN OR DTC PARTICIPANT TO CONFIRM THE DEADLINE FOR DELIVERY OF YOUR INSTRUCTIONS SO THAT THEY MAY BE PROCESSED IN A TIMELY MANNER. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE DATE THE COMPANY CERTIFIES TO THE TRUSTEE THAT IT HAS RECEIVED CONSENTS FROM A MAJORITY OF THE HOLDERS. ON AND AFTER SUCH DATE, CONSENTS MAY NOT BE REVOKED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE CONSENT SOLICITATION STATEMENT REFERRED TO BELOW.
--------------------------------------------------------------------------------

                                                               February 28, 2003
To Brokers, Dealers, Commercial Banks,
Custodians or DTC Participants:

     Enclosed for your consideration is a Consent Solicitation Statement dated February 28, 2003 (as amended or supplemented from time to time, the "Consent Solicitation Statement") and a Letter of Consent relating to the solicitation (the "Solicitation") by Satelites Mexicanos, S.A. de C.V. (the "Company") of the consent (the "Consent") to the proposed amendment (the "Proposed Amendment") to the Indenture (the "Indenture"), dated as of March 4, 1998, pursuant to which the Company's Senior Secured Floating Rate Notes due June 29, 2004 (the "Notes") were issued. The Consent is being sought from all holders of Notes of record at 5:00 p.m. New York City time on February 27, 2003 (such holders collectively, the "Holders", and such date and time, including as such record date may be changed from time to time, the "Record Date") in accordance with the terms of the Indenture. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Consent Solicitation Statement. The delivery of a Consent will not affect a Holder's right to receive 100% of the principal amount of the Notes at maturity on June 29, 2004, or any other rights of a Holder under the Notes except as specifically set forth in the Proposed Amendment. At the date hereof, approximately US$204.4 million principal amount of the Notes are outstanding. No Notes are owned by the Company or, to its knowledge, any of its affiliates.

     We will pay an amount (the "Consent Payment") equal to $2.50 per $1,000 principal amount of Notes relating to each Consent that is properly completed, duly executed and delivered, and not validly revoked, on or prior to the Expiration Date. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE DATE THE COMPANY CERTIFIES TO THE TRUSTEE THAT IT HAS RECEIVED CONSENTS FROM A MAJORITY OF THE HOLDERS. ON AND AFTER SUCH DATE, CONSENTS MAY NOT BE REVOKED EXCEPT UNDER THE LIMITED CIRCUMSTANCES DESCRIBED IN THE CONSENT SOLICITATION STATEMENT. EFFECTIVENESS OF THE PROPOSED AMENDMENT IS CONDITIONED UPON THE RECEIPT OF CONSENTS FROM HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE NOTES (EXCLUDING NOTES HELD BY THE COMPANY OR ITS AFFILIATES). DTC Participants who revoke Consents will not receive the applicable Consent Payment unless Consents are validly redelivered on or prior to the Expiration Date. The Solicitation is subject to the receipt of a majority in aggregate principal amount of Notes outstanding.

     Only Holders of record as of the Record Date may execute Consents and, unless validly revoked by the Holder of record as of the Record Date at any time prior to the Expiration Date in the manner described herein, such

Consents will be binding on all subsequent transferees of the Notes with respect to which such Consents were given. If the Record Date is changed, only Holders as of the revised Record Date will be entitled to execute Consents.

     We are asking you to contact your clients for whom you hold Notes in your name or in the name of your nominee. You will be reimbursed by the Company for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

     Enclosed is a copy of each of the following documents:

          1.   Letter to Holders from the Company;

          2.   Consent Solicitation Statement;

          3. Letter of Consent for DTC Participants Only (for delivering Consents); and

          4. Instruction Letter for Beneficial Owners (which may be sent to your client for whom you hold Notes), with space provided for obtaining the client's instructions with respect to the Solicitation.

     YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. AS DESCRIBED MORE FULLY IN THE CONSENT SOLICITATION STATEMENT, THE SOLICITATION WILL EXPIRE ON THE EXPIRATION DATE. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE DATE THE COMPANY CERTIFIES TO THE TRUSTEE THAT IT HAS RECEIVED CONSENTS FROM A MAJORITY OF THE HOLDERS. ON AND AFTER SUCH DATE, CONSENTS MAY NOT BE REVOKED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE CONSENT SOLICITATION STATEMENT.

     In order to participate in the Solicitation, a properly completed and duly executed Letter of Consent and any other required documents must be delivered to the Trustee on or prior to the Expiration Date at its address set forth on the back cover of the Consent Solicitation Statement. Questions concerning the terms of the Solicitation should be directed to Cynthia Pelini, Executive Vice President and Chief Financial Officer of the Company, at +5255 5201-0808 or Kristi King Etchberger, Director of Financial Planning, at +5255 5201-0804. Any requests for additional copies of the Consent Solicitation Statement, the Letter of Consent or the Instruction Letter or questions and requests for assistance in completing and delivering the Letter of Consent or the Instruction Letter, as applicable, should be directed to the Trustee at (800) 422-2066 (toll free) or
(212) 657-9055.

                                            Very truly yours,


                                            SATELITES MEXICANOS, S.A. DE C.V.


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AGENT OR AFFILIATE OF THE COMPANY OR THE TRUSTEE UNDER THE INDENTURE, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE SOLICITATION, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE CONSENT SOLICITATION STATEMENT, THE LETTER OF CONSENT AND THE INSTRUCTION LETTER.

                        SATELITES MEXICANOS, S.A. DE C.V.

                                                               February 28, 2003

To holders of Senior Secured Floating Rate Notes due June 29, 2004 (the "Notes") of Satelites Mexicanos, S.A. de C.V. (the "Company"):

     The Company is soliciting (the "Solicitation") consents ("Consents") to the proposed amendment (the "Proposed Amendment") to the Indenture (the "Indenture"), dated as of March 4, 1998, pursuant to which the Notes were issued. The Consent is being sought from all holders of Notes of record at 5:00 p.m. New York City time on February 27, 2003 (such holders, collectively, the "Holders", and such date and time, including as such record date may be changed from time to time, the "Record Date") in accordance with the terms of the Indenture. The Consent is more fully described in the Consent Solicitation Statement dated February 28, 2003 accompanying this letter (such document as amended or supplemented from time to time, the "Consent Solicitation Statement"). The delivery of a Consent will not affect a Holder's right to receive 100% of the principal amount of the Notes at maturity on June 29, 2004, or any other rights of a Holder under the Notes except as specifically set forth in the Proposed Amendment. At the date hereof, approximately US$204.4 million principal amount of the Notes are outstanding. No Notes are owned by the Company or, to its knowledge, any of its affiliates.

     THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MARCH 14, 2003 (THE "EXPIRATION DATE") UNLESS EXTENDED, IN WHICH EVENT THE TERM "EXPIRATION DATE" MEANS THE LATEST TIME AND DATE TO WHICH THE SOLICITATION IS SO EXTENDED. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE DATE THE COMPANY CERTIFIES TO THE TRUSTEE THAT IT HAS RECEIVED CONSENTS FROM A MAJORITY OF THE HOLDERS. ON AND AFTER SUCH DATE, CONSENTS MAY NOT BE REVOKED EXCEPT UNDER THE LIMITED CIRCUMSTANCES DESCRIBED IN THE CONSENT SOLICITATION STATEMENT.

     We will pay an amount (the "Consent Payment") equal to $2.50 per $1,000 principal amount of Notes relating to each Consent that is properly completed, duly executed and delivered, and not validly revoked, on or prior to the Expiration Date. The Solicitation is subject to the receipt of a majority in aggregate principal amount of Notes outstanding.

     The Company is currently in the process of negotiating to complete financings for the manufacture and launch of, and insurance coverage for, its newest satellite, Satmex 6, and related ground equipment. Until these financings are completed, it is unlikely that the Company will meet certain financial ratio maintenance covenants in the Indenture. However, if a default occurs with respect to the Notes, it may jeopardize the Company's ability to complete the financing arrangements and to launch and generate revenues from Satmex 6. Therefore, the Company is soliciting Consents to the Proposed Amendment to (i) substitute a new financial covenant requiring the Company to maintain a minimum Consolidated EBITDA (as defined in the Indenture) for the financial ratio maintenance covenants currently contained in the Indenture, and (ii) add a covenant requiring the Company to complete the export credit agency financings for Satmex 6 by September 30, 2003.

     If the Proposed Amendment is not adopted, it is likely that a default would occur under the Indenture. This would require the Company to re-characterize the entire outstanding principal amount of the Notes as short-term debt on its balance sheet. This, in turn, could jeopardize the Company's ability to complete the financings described above. Additionally, the Company believes that if the Proposed Amendment is not adopted it is probable that the opinion from its auditors with respect to its 2002 year-end financial statements will include a "going concern" uncertainty.

     Only Holders of record as of the Record Date may execute Consents and, unless validly revoked by the Holder of record as of the Record Date at any time prior to the Expiration Date in the manner described herein, such Consents will be binding on all subsequent transferees of the Notes with respect to which such

Consents were given. If the Record Date is changed, only Holders as of the revised Record Date will be entitled to execute Consents.

     Make sure that you have a complete set of materials related to the Solicitation, including (i) the Consent Solicitation Statement, (ii) an Instruction Letter for Beneficial Owners and (iii) a Letter of Consent (if you are a Beneficial Owner, you WILL NOT receive this document). Each beneficial owner of Notes held in the account of a DTC Participant (i.e., a custodian bank, depositary, broker, trust company or other nominee) must instruct such DTC Participant to deliver a consent in accordance with the procedures described in the attached Consent Solicitation Statement.

     Please feel free to direct any questions you may have concerning the Solicitation to Cynthia Pelini, Executive Vice President and Chief Financial Officer of the Company, at +5255 5201-0808 or Kristi King Etchberger, Director of Financial Planning, at +5255 5201-0804. Any requests for additional copies of the Consent Solicitation Statement, the Letter of Consent or the Instruction Letter or questions and requests for assistance in completing and delivering the Letter of Consent or the Instruction Letter, as applicable, should be directed to the Trustee, Citibank, N.A., at (800) 422-2066 (toll free) or (212) 657-9055. All Letters of Consent must be properly completed, duly executed and dated in accordance with the instructions set forth in the Consent Solicitation Statement, and must be delivered by fax (confirmed by physical delivery), mail, hand delivery or overnight courier, with any other required documents, to the Trustee at the address set forth on the back cover of the Consent Solicitation Statement.

                                             Very truly yours,


                                             SATELITES MEXICANOS, S.A. DE C.V.

Enclosures

                         CONSENT SOLICITATION STATEMENT
                            SOLICITATION OF CONSENTS
                      BY SATELITES MEXICANOS, S.A. DE C.V.
                               IN RESPECT OF ITS
              SENIOR SECURED FLOATING RATE NOTES DUE JUNE 29, 2004
                (CUSIP NOS. 803895AC5, P8521RAB2 AND 803895AD3)

                 FOR A CONSENT PAYMENT EQUAL TO $2.50 FOR EACH
       $1,000 PRINCIPAL AMOUNT OF THE NOTES TO WHICH SUCH CONSENT RELATES

     Satelites Mexicanos, S.A. de C.V. (the "Company") hereby solicits (the "Solicitation") consents (the "Consents") to the proposed amendment (the "Proposed Amendment") to the Indenture (the "Indenture"), dated as of March 4, 1998, pursuant to which its Senior Secured Floating Rate Notes due June 29, 2004 (the "Notes") were issued. The Company is seeking consents from all holders of Notes of record at 5:00 p.m. New York City time on February 27, 2003 (such holders, collectively, the "Holders", and such date and time, including as such record date may be changed from time to time, the "Record Date") in accordance with the terms of the Indenture. The Consent and the Proposed Amendment are more fully described in this Consent Solicitation Statement (the "Consent Solicitation Statement"). The delivery of a Consent will not affect a Holder's right to receive 100% of the principal amount of the Notes at maturity on June 29, 2004, or any other rights of a Holder under the Notes except as specifically set forth in the Proposed Amendment. At the date hereof, approximately US$204.4 million principal amount of the Notes are outstanding. None of the Notes are owned by the Company or, to its knowledge, any of its affiliates.

     The Company is currently in the process of negotiating to complete financings for the manufacture and launch of, and insurance coverage for, its newest satellite, Satmex 6, and related ground equipment. Until these financings are completed, it is unlikely that the Company will meet certain financial ratio maintenance covenants in the Indenture. However, if a default occurs with respect to the Notes, it may jeopardize the Company's ability to complete the financing arrangements and to launch and generate revenues from Satmex 6. Therefore, the Company is soliciting Consents to the Proposed Amendment to (i) substitute a new financial covenant requiring the Company to maintain a minimum Consolidated EBITDA (as defined in the Indenture) for the financial ratio maintenance covenants currently contained in the Indenture, and (ii) add a covenant requiring the Company to complete the export credit agency financings for Satmex 6 by September 30, 2003.

     If the Proposed Amendment is not adopted, it is likely that a default would occur under the Indenture. This would require the Company to re-characterize the entire outstanding principal amount of the Notes as short-term debt on its balance sheet. This, in turn, could jeopardize the Company's ability to complete the financings described above. Additionally, the Company believes that if the proposed amendment is not adopted it is probable that the opinion from its auditors with respect to its 2002 year-end financial statements will include a "going concern" uncertainty.

--------------------------------------------------------------------------------
THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MARCH 14, 2003 (THE "EXPIRATION DATE") UNLESS EXTENDED, IN WHICH EVENT THE TERM "EXPIRATION DATE" MEANS THE LATEST TIME AND DATE TO WHICH THE SOLICITATION IS SO EXTENDED. PLEASE CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, CUSTODIAN OR DTC PARTICIPANT TO CONFIRM THE DEADLINE FOR DELIVERY SO THAT YOUR INSTRUCTIONS MAY BE PROCESSED IN A TIMELY MANNER. IF YOUR COMPLETED INSTRUCTIONS ARE NOT RECEIVED IN A TIMELY MANNER, THE CONSENT WITH RESPECT TO YOUR NOTES WILL NOT BE VALID, AND YOU WILL NOT BE ENTITLED TO RECEIVE THE CONSENT PAYMENT. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE DATE THE COMPANY CERTIFIES TO THE TRUSTEE THAT IT HAS RECEIVED CONSENTS FROM A MAJORITY OF THE HOLDERS. ON AND AFTER SUCH DATE, CONSENTS MAY NOT BE REVOKED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS CONSENT SOLICITATION STATEMENT.
--------------------------------------------------------------------------------

IN ORDER TO CONSERVE CASH, THE COMPANY IS UNDERTAKING THIS CONSENT SOLICITATION ON ITS OWN, WITHOUT THE ASSISTANCE OF A FINANCIAL ADVISOR OR SOLICITATION AGENT.

February 28, 2003

                                TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----

     IMPORTANT INFORMATION.........................................1

     AVAILABLE INFORMATION.........................................2

     DOCUMENTS INCORPORATED BY REFERENCE...........................2

     FORWARD-LOOKING INFORMATION...................................3

     THE SOLICITATION..............................................4

     The Company...................................................4
     Background and Reasons for the Solicitation...................4
     General.......................................................4
     Consent Payment...............................................5
     Expiration Date; Extensions...................................5
     Revocability of Consents......................................5
     Termination or Extension of the Solicitation..................5
     Jurisdiction and Service of Process...........................6
     Conditions to the Solicitation................................6
     Consent Procedures............................................6

     THE PROPOSED AMENDMENT........................................7

     CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES..................8

     Exhibit A - Proposed Form of Supplemental Indenture...........A-1

                              IMPORTANT INFORMATION

     Only Holders of record as of the Record Date may execute Consents and such Consents will be binding on all subsequent transferees of the Notes with respect to which such Consents were given. If the Record Date is changed, only Holders as of the revised Record Date will be entitled to execute Consents.

     Questions relating to the terms of the Solicitation and requests for additional copies of this Consent Solicitation Statement, the Letter of Consent and the Instruction Letter (as defined herein) may be directed to the Company at the address and telephone numbers set forth on the back cover of this Consent Solicitation Statement. Requests for assistance may be directed to the Trustee at the address and telephone numbers set forth on the back cover of this Consent Solicitation Statement.

     NEITHER THE COMPANY NOR THE TRUSTEE MAKES ANY RECOMMENDATION IN CONNECTION WITH THE SOLICITATION. THE COMPANY HAS NOT RETAINED ANY REPRESENTATIVE TO ACT ON BEHALF OF THE HOLDERS OF THE NOTES IN CONNECTION WITH THE SOLICITATION OR TO PREPARE ANY REPORT AS TO THE FAIRNESS OF THE SOLICITATION'S TERMS.

     The Solicitation is being made upon the terms and subject to the conditions in this Consent Solicitation Statement and the accompanying Letter of Consent.

     Each Letter of Consent should be properly completed, duly executed and sent by fax (confirmed by physical delivery), hand delivery, mail or overnight courier to the Trustee at the address set forth on the back cover page of this Consent Solicitation Statement. No Letter of Consent should be sent to the Company.

        HOLDERS OF NOTES SHOULD NOT TENDER OR DELIVER NOTES AT ANY TIME.

     The Company reserves the right (i) to terminate or amend, waive or modify any of the terms of the Solicitation at any time on or prior to the Expiration Date and for any reason by giving notice to the Trustee and (ii) not to extend the Solicitation beyond the original Expiration Date or any date to which the Solicitation has been previously extended. If the Company makes a material change in the terms of the Solicitation or in the information concerning the Solicitation or if it waives a material condition to the Solicitation, the Company will disclose such change or waiver in a public announcement and, if required by applicable law, disseminate additional Solicitation materials. Without limiting the manner in which the Company may choose to make any public announcements, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service. If the Solicitation is amended in a manner that (a) decreases the amount of the Consent Payment, (b) decreases the aggregate principal amount of Notes with respect to which Consents are being solicited, (c) makes such other change to the terms of the Solicitation that is determined by the Company, in its sole discretion, to be adverse to the Holders, or (d) otherwise requires the Consents to become revocable under applicable law, the Company promptly will disclose such amendment in a public announcement and will extend, unless theretofore terminated, the Solicitation for a period deemed by the Company to be adequate to permit Holders of the Notes to redeliver or revoke their Consents.

     THIS CONSENT SOLICITATION STATEMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NO PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE SOLICITATION OTHER THAN THOSE CONTAINED IN THIS CONSENT SOLICITATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS CONSENT SOLICITATION STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF CONSENTS IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH SOLICITATION UNDER APPLICABLE SECURITIES OR "BLUE SKY" LAWS. THE DELIVERY OF THIS CONSENT SOLICITATION STATEMENT AT ANY TIME SHALL NOT UNDER ANY

CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. IN ANY JURISDICTION WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE SOLICITATION TO BE MADE BY A LICENSED BROKER OR DEALER, THE SOLICITATION WILL BE DEEMED TO BE MADE ON BEHALF OF THE COMPANY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

     This Consent Solicitation Statement is solely for the purposes of the Solicitation. Neither the Solicitation nor the delivery of this Consent Solicitation Statement constitutes an offering of Notes or any other security of the Company or any purchase or sale of any securities, including, without limitation, the Notes.

                              AVAILABLE INFORMATION

     The Company currently is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information (including the documents incorporated by reference into this Consent Solicitation Statement may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address. This information is also available at the Commission's Web site at HTTP://WWW.SEC.GOV. Please call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference facilities.

     Copies of the materials referred to in the preceding paragraph, as well as copies of any current amendment or supplement to the Solicitation, may also be obtained from the Company at its address set forth on the back cover of this Consent Solicitation Statement.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the Commission with respect to the Company are incorporated herein by reference and shall be deemed to be a part hereof:

     -    Annual Report on Form 20-F for the fiscal year ended December 31,
          2001;

     -    Report on Form 6-K dated May 14, 2002;

     -    Report on Form 6-K dated August 9, 2002; and

     -    Report on Form 6-K dated November 15, 2002.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Consent Solicitation Statement and on or prior to the Expiration Date shall also be deemed to be incorporated in and made a part of this Consent Solicitation Statement by reference from the date of filing of such documents.

     Any statement contained herein or contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide without charge to each person to whom this Consent Solicitation Statement is delivered upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company at its address set forth on the back cover of this Consent Solicitation Statement.

                           FORWARD-LOOKING INFORMATION

     This Consent Solicitation Statement (including the information incorporated by reference) contains various forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, including statements regarding, among other things, the Company's financial performance and operating plans. These statements are based upon the current beliefs of the Company's management, as well as upon assumptions made by management based upon information currently available to it. The words "believe," "expect," "likely," "anticipate" and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management's assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their respective dates. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The following factors, as well as other factors described in this Consent Solicitation Statement and the documents that are incorporated in this Consent Solicitation Statement, could cause actual results to differ materially from the Company's forward-looking statements:

     -    Mexican, U.S. and global economic and social conditions;

     -    partial or total failure of the Company's in-orbit satellites;

     -    the Company's reliance on certain customers;

     -    the Company's ability to compete in its industry;

     - the Company's ability to consummate the financings for the manufacture and launch of, and insurance coverage for, its newest satellite, Satmex 6;

     -    the Company's ability to extend the near-term maturities of its debt;

     - the Company's ability to generate sufficient cash flow to meet its obligations;

     -    adverse changes in the satellite insurance market; and

     -    potential changes to Mexican laws and regulations.

THE SOLICITATION

THE COMPANY

     Satelites Mexicanos, S.A. de C.V. is a variable capital company organized and existing under the laws of the United Mexican States. For additional information concerning the Company, see the Company's annual report on Form 20-F for the year ended December 31, 2001 and the other documents referred to under "Documents Incorporated by Reference."

BACKGROUND AND REASONS FOR THE SOLICITATION

     The Company is currently in the process of negotiating to complete financings for the manufacture and launch of, and insurance coverage for, its newest satellite, Satmex 6, and related ground equipment. Satmex 6 is near completion and, provided financing is obtained for its launch and the related insurance, the Company expects to launch Satmex 6 in the third quarter of 2003.

     Until the financings for the manufacture and launch of Satmex 6 are completed, it is unlikely that the Company will meet certain financial ratio maintenance covenants in the Indenture. However, if a default occurs with respect to the Notes, it may jeopardize the Company's ability to complete the financing arrangements and to launch and generate revenues from Satmex 6. Therefore, the Company is soliciting Consents to the Proposed Amendment to (i) substitute a new financial covenant requiring the Company to maintain a minimum Consolidated EBITDA (as defined in the Indenture) for the financial ratio maintenance covenants currently contained in the Indenture, and (ii) add a covenant requiring the Company to complete the export credit agency financings for Satmex 6 by September 30, 2003.

     If the Proposed Amendment is not adopted, it is likely that a default would occur under the Indenture. This would require the Company to re-characterize the entire outstanding principal amount of the Notes as short-term debt on its balance sheet. This, in turn, could jeopardize the Company's ability to complete the financings described above. Additionally, the Company believes that if the Proposed Amendment is not adopted it is probable that the opinion from its auditors with respect to its 2002 year-end financial statements will include a "going concern" uncertainty.

GENERAL

     The Company is soliciting Consents from all Holders of the Notes of record on the Record Date. Consents must be properly completed, duly executed and delivered on or prior to the Expiration Date. Consents may be revoked at any time prior to the date on which the Company certifies to the Trustee that it has received Consents from a majority of the Holders. On and after such date, Consents may not be revoked except under the limited circumstances described under "--Revocability of Consents", below. The delivery of a Consent will not affect a Holder's right to receive 100% of the principal amount of the Notes at maturity, on June 29, 2004, or any other rights of a Holder under the Notes, other than with respect to the Proposed Amendment.

     Only Holders of record as of the Record Date may execute Consents and, unless validly revoked by the Holder of record as of the Record Date at any time prior to the Expiration Date in the manner described herein, such Consents will be binding on all subsequent transferees of the Notes with respect to which such Consents were given. If the Record Date is changed, only Holders as of the revised Record Date will be entitled to execute Consents.

     The Solicitation may be terminated by the Company, in its sole discretion, at any time on or prior to the Expiration Date. If the Solicitation is terminated, all Consents shall be voided.

     The Consents are being solicited by the Company from brokers, dealers, commercial banks, custodians and DTC Participants. All costs of the Solicitation will be borne by the Company.

CONSENT PAYMENT

     We will pay a Consent Payment to each holder of the Notes who has properly completed, duly executed and delivered, and not validly revoked, a Consent on or prior to the Expiration Date. The Consent Payment is equal to $2.50 for each $1,000 principal amount of the Consented Notes. The Consent Payment will be paid only to DTC Participants from whom Letters of Consent are received on or prior to the Expiration Date. DTC Participants whose Letters of Consent are not received, or are revoked, on or prior to the applicable Expiration Date will not be entitled to the Consent Payment. The Consent Payment shall be made no later than March 21, 2003, unless the Solicitation is terminated prior to such date.

     The method of delivery of all documents, including duly executed Letters of Consent, is at the election and risk of the DTC Participant. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended and enough time should be allowed to assure timely delivery.

     The DTC Participants will be required to undertake to distribute the related Consent Payment to Beneficial Owners as appropriate. Neither the Company nor the Trustee will be responsible for making such distribution or for ensuring that the DTC Participants make such distribution.

EXPIRATION DATE; EXTENSIONS

     The Solicitation will expire at 5:00 p.m., New York City time, on Friday, March 14, 2003 (the "Expiration Date") unless extended, in which event the term "Expiration Date" means the latest time and date to which the Solicitation is so extended. The Company reserves the right to extend the Solicitation at any time and from time to time by giving oral (confirmed in writing) or written notice to the Trustee no later than 9:00 a.m., New York City time, on the next business day after the previously announced Expiration Date. Any such extension will be followed as promptly as reasonably practicable by notice thereof by press release or other public announcement. Such announcement or notice may state that the Company is extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder to receive such notice will not affect the extension of the Solicitation. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

REVOCABILITY OF CONSENTS

     Consents may be revoked at any time prior to the date on which the Company certifies to the Trustee that it has receive Consents from a majority of the Holders. On and after such date, Consents that are properly completed, duly executed and delivered may not be revoked. Consents will become revocable only if the terms of the Solicitation are amended such that the amendment (a) decreases the amount of the Consent Payment, (b) decreases the aggregate principal amount of Notes with respect to which Consents are being solicited,
(c) makes such other change to the Solicitation which, determined by the Company in its sole discretion, is adverse to the Holders or (d) otherwise requires the Consents to become revocable under applicable law.

TERMINATION OR EXTENSION OF THE SOLICITATION

     In the event that the Solicitation is terminated, the Consents will not be effective, whether or not a Holder has delivered a Consent on or prior to the Expiration Date.

     The Company expressly reserves the right for any reason (i) to terminate or amend, waive or modify the terms of the Solicitation (including to change the Record Date) at any time prior to the Expiration Date by giving oral (confirmed in writing) or written notice of such termination to the Trustee and (ii) to extend or not to extend the Solicitation beyond the Expiration Date. Any action by the Company under clause (i) above will be followed as promptly as practicable by notice thereof by press release or other public announcement or by written notice to the registered Holders of the Notes. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

JURISDICTION AND SERVICE OF PROCESS

     The Company has agreed to submit to the non-exclusive general jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, the courts of the United States of America for the Southern District of New York sitting in the Borough of Manhattan, and appellate courts from any thereof and that such courts shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes that may arise out of or in connection with this Solicitation.

     The Company has agreed to maintain an agent for service of process in the Borough of Manhattan, New York City, State of New York, as follows: CT Corporation System, 111 Eighth Avenue, New York, New York 11011.

CONDITIONS TO THE SOLICITATION

     In the event that the Solicitation is terminated, the Consent will not be effective and we will not be obligated to pay to any holder a Consent Payment, whether or not a holder has delivered a Consent on or prior to the Expiration Date.

     We expressly reserve the right for any reason to (i) terminate or amend, waive or modify the terms of the Solicitation at any time prior to the Expiration Date by giving oral (confirmed in writing) or written notice of such termination to the Trustee and (ii) not to extend the Solicitation beyond the Expiration Date. Any action by us under clause (i) above will be followed as promptly as practicable by notice thereof by press release or other public announcement or by written notice to the registered holder of the Notes. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

CONSENT PROCEDURES

     Only Holders (i.e., persons in whose name a Notes is registered or their duly designated proxies) may execute and deliver a Consent. DTC is expected to grant an omnibus proxy authorizing DTC Participants to deliver a Consent. Accordingly, for the purposes of this Solicitation, the term "Holder" shall be deemed to mean DTC Participants who held Notes through DTC as of the Record Date. In order to cause a Consent to be given with respect to Notes held through DTC, such DTC Participant must complete and sign the Letter of Consent and mail or deliver it to the Trustee at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement pursuant to the procedures set forth herein and therein.

     A Beneficial Owner of an interest in Notes ("Beneficial Owner") held through a DTC Participant must complete and sign the Letter of Consent and deliver it to such DTC Participant in order to cause a Consent to be given by such DTC Participant with respect to such Notes.

     Giving a Consent will not affect a Holder's right to sell or transfer the Notes. All Consents received by the Trustee prior to the Expiration Date will be effective notwithstanding a record transfer of such Notes subsequent to the Record Date.

     HOLDERS WHO WISH TO CONSENT SHOULD MAIL, HAND DELIVER OR SEND BY OVERNIGHT COURIER OR FACSIMILE (CONFIRMED BY PHYSICAL DELIVERY) THEIR PROPERLY COMPLETED AND DULY EXECUTED LETTERS OF CONSENT TO THE TRUSTEE AT THE ADDRESS OR FACSIMILE NUMBER SET FORTH ON THE BACK COVER PAGE HEREOF AND

ON THE LETTER OF CONSENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND THEREIN. CONSENTS SHOULD BE DELIVERED TO THE TRUSTEE AND NOT TO THE COMPANY.

        HOLDERS OF NOTES SHOULD NOT TENDER OR DELIVER NOTES AT ANY TIME.

     All Consents that are properly completed, signed and delivered to the Trustee prior to the Expiration Date will be given effect in accordance with the specifications thereof. Holders who desire to consent to the Proposed Amendment should complete, sign and date the Letter of Consent included herewith and mail, deliver, send by overnight courier or facsimile (confirmed by physical delivery) the signed Letter of Consent to the Trustee at the address or facsimile number listed on the back cover page of this Consent Solicitation Statement and on the Letter of Consent, all in accordance with the instructions contained herein and therein.

     Consents by Holders who are DTC Participants must be executed in exactly the same manner as each such Holder's name is registered with DTC. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent form appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total principal amount of Notes which such Holder holds through DTC, the Holder must list the principal amount of Notes that such Holder holds through DTC to which the Consent relates. IF NO AGGREGATE PRINCIPAL AMOUNT OF THE NOTES AS TO WHICH A CONSENT IS DELIVERED IS SPECIFIED, BUT THE LETTER OF CONSENT IS OTHERWISE PROPERLY COMPLETED AND SIGNED, THE HOLDER WILL BE DEEMED TO CONSENT TO THE PROPOSED AMENDMENT WITH RESPECT TO THE ENTIRE AGGREGATE PRINCIPAL AMOUNT OF NOTES THAT SUCH HOLDER HOLDS THROUGH DTC.

     The registered ownership of a Note as of the Record Date shall be proved by the Trustee, as registrar of the Notes. The ownership of Notes held through DTC by DTC Participants shall be established by a DTC security position listing as part of the omnibus proxy provided by DTC as of the Record Date. All questions as to the validity, form and eligibility (including time of receipt) regarding the Consent procedures will be determined by the Company in its sole discretion, which determination will be conclusive and binding. The Company reserves the right to reject any or all Letters of Consent that are not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities in connection with deliveries of particular Letters of Consent or revocations thereof. Unless waived, any defects or irregularities in connection with deliveries of Letters of Consent must be cured within such time as the Company determines. None of the Company or any of its affiliates or any other person shall be under any duty to give any notification of any such defects or irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Letters of Consent or revocations thereof will not be deemed to have been made until any irregularities of defects therein have been cured or waived. The Company's interpretation of the terms and conditions of the Solicitation shall be conclusive and binding. Consents shall be binding upon the successors, assigns, heirs and legal representatives of the persons delivering Consents and the Beneficial Owners of Notes relating thereto.

                             THE PROPOSED AMENDMENT

     The Proposed Amendment is set forth in its entirety in the Proposed Form of Supplemental Indenture attached as Exhibit A hereto. The following description is only a summary of the Proposed Amendment, and Holders are referred to Exhibit A and to the Indenture for a complete description of the Proposed Amendment. Defined terms used but not defined herein have the meanings given to such terms in the Indenture.

     Section 4.16 of the Indenture requires the Company not to allow the Consolidated Leverage Ratio to exceed stated levels for each period of four fiscal quarters, and to maintain a minimum Consolidated Interest Coverage Ratio and Consolidated Fixed Charge Coverage Ratio for each period of four fiscal quarters. The Proposed Amendment would eliminate these financial ratio maintenance covenants and replace them with a requirement that the Company maintain a minimum Consolidated EBITDA for each period of four fiscal quarters, measured at the end of each quarter. The required levels would be as follows:

            Fiscal Quarter Ending         Consolidated EBITDA
            ---------------------         -------------------
                                          (in thousands of U.S. dollars)

            March 31, 2003                $70,000

            June 30, 2003                 $55,000

            September 30, 2003            $50,000

            December 31, 2003             $37,500

            March 31, 2004                $40,000.


     In addition, the Proposed Amendment would add a new covenant to the Indenture that would require the Company to certify to the Trustee, on or prior to September 30, 2003, that it has completed certain financings for the manufacture and launch of, and the launch insurance for, the Company's Satmex 6 satellite, and related ground equipment.

     In order to be adopted, the Proposed Amendment requires the Consent of the Holders of a majority in aggregate principal amount of the outstanding Notes, excluding Notes held by the Company or its affiliates. Promptly after the Expiration Date, if the requisite Consents have been received, the Company intends to enter into the Supplemental Indenture with the Trustee, giving effect to the Proposed Amendment.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of certain United States ("U.S.") federal income tax consequences applicable to U.S. Holders (as defined below) of Notes as a result of the Solicitation and the adoption of the Proposed Amendment and is included herein for general information only. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, published rulings and court decisions as in effect on the date hereof. This discussion deals only with Notes held as capital assets, and not with special classes of holders, such as dealers in securities or commodities, holders who elect to mark to market, banks, tax exempt organizations, life insurance companies and taxpayers with a functional currency other than the U.S. dollar. The discussion does not address state, local or foreign tax consequences of the adoption of the Proposed Amendment and holders should consult their own tax advisors about the consequences to them in light of their particular circumstances under the laws of any taxing jurisdiction that may be applicable. No ruling has been or will be requested from the Internal Revenue Service (the "IRS") regarding the U.S. federal tax consequences of the Solicitation and the adoption of the Proposed Amendment and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. For purposes of the discussion herein, a "U.S. Holder" means a beneficial holder of a Note that is for U.S. federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership created under the laws of the United States or of any political subdivision thereof, (c) any estate the income of which is subject to U.S. federal income tax regardless of its source, or (d) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized (a "Deemed Exchange") if such modification is a "significant modification" within the meaning of the applicable Treasury Regulations promulgated pursuant to Section 1001 of the Code. The Treasury Regulations (the "Regulations") provide rules for determining whether modifications to a debt instrument are "significant" and result in a Deemed Exchange of an "original" debt instrument for a "new" debt instrument (which may, in turn, result in the recognition of gain or loss by a

Holder, including original issue discount on the "new" debt instrument). A modification of a debt instrument that is not a significant modification does not create a Deemed Exchange.

     The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. A change in the yield of a debt instrument, which is determined by taking into account any payments made to a holder as consideration for the modification, is not a significant modification unless the yield on the modified instrument varies from the yield on the unmodified instrument by more than the greater of 1/4 of one percent or five percent of the annual yield on the existing notes.

     Although the issue is not free from doubt, the adoption of the Proposed Amendment should not constitute a "significant modification" of the Notes for U.S. federal income tax purposes. It should be noted that there is no authority directly on point that discusses the tax consequences of the adoption of the Proposed Amendment, and the IRS or a court could seek to impose different tax consequences on U.S. Holders as compared with the tax consequences discussed herein.

     The tax consequences of a U.S. Holder's receipt of the Consent Payment is unclear. If the Consent Payment is treated as an amount paid to U.S. Holders in consideration of the Consent pursuant to the Solicitation, U.S. Holders of the Notes would recognize ordinary income in the amount of the Consent Payment received for U.S. federal income tax purposes. Alternatively, the Consent Payment might be treated as principal payments on the Notes and would constitute a return of capital, not currently taxable and possibly creating original issue discount. In the absence of a Deemed Exchange, the receipt of the Consent Payment is likely to be treated as ordinary income. U.S. Holders are encouraged to consult their own tax advisors as to the proper treatment of the Consent Payment.

     U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CONSENT, IN PARTICULAR THE CONSEQUENCES IF THE CONSENT WERE TO CONSTITUTE A DEEMED EXCHANGE OF THE NOTES FOR NEW NOTES.

                                                                       EXHIBIT A


                     PROPOSED FORM OF SUPPLEMENTAL INDENTURE

    -------------------------------------------------------------------------



                        SATELITES MEXICANOS, S.A. DE C.V.
                                 AS THE COMPANY,

                     FIRMAMENTO MEXICANO, S. DE R.L. DE C.V.

                                       AND

                SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.,
                                 AS GUARANTORS,

                                       AND

                                 CITIBANK, N.A.

                                   AS TRUSTEE

                         ------------------------------


                          THIRD SUPPLEMENTAL INDENTURE


                           DATED AS OF MARCH __, 2003


                         ------------------------------


                   SENIOR SECURED FLOATING RATE NOTES DUE 2004


    ------------------------------------------------------------------------

     This THIRD SUPPLEMENTAL INDENTURE (the "Third Supplemental Indenture"), is dated as of March __, 2003, by and among SATELITES MEXICANOS, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States (the "Company"), FIRMAMENTO MEXICANO, S. de R.L. de C.V., a limited liability company (sociedad de responsabilidad limitada de capital variable) organized under the laws of the United Mexican States ("Holdings"), SERVICIOS CORPORATIVOS SATELITALES, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States ("Mezzanine HoldCo" and, together with Holdings, the "Guarantors") and Citibank, N.A., a national banking association duly incorporated and existing under the laws of the United States of America, as trustee (the "Trustee").

                                   RECITALS:

     WHEREAS, the Company and the Guarantors executed and delivered the indenture dated as of March 4, 1998, as amended by the First Supplemental Indenture, dated as of June 30, 1998, and the Second Supplemental Indenture, dated as of ___________ (collectively, the "EXISTING INDENTURE"), to the Trustee to provide for the original issuance of the Company's Securities in the aggregate principal amount of up to U.S. $325,000,000, which shall be the maximum aggregate principal amount of Securities outstanding at any time, except as provided in Section 2.7 of the Existing Indenture;

     WHEREAS, the Company desires to, and the Trustee has agreed to, amend the Existing Indenture as hereinafter provided;

     WHEREAS, the entry into this Third Supplemental Indenture by the parties hereto has in all respects been authorized by the requisite Holders under the provisions of the Existing Indenture and the Collateral Trust Agreement, and the Trustee has determined that this Third Supplemental Indenture is in form satisfactory to it; and

     WHEREAS, all acts and proceedings required by law, by the Existing Indenture and by the organizational documents and By-Laws of the Company and the Guarantors necessary to constitute this Third Supplemental Indenture a valid and binding agreement of the Company, the Guarantors and the Trustee, in accordance with its terms, and a valid amendment of, and supplement to, the Existing Indenture, have been done and taken;

     NOW THEREFORE, in consideration of the premises and the purchases of the Securities by the Holders hereof, the Company, the Guarantors and the Trustee agree that the Existing Indenture is supplemented and amended, to the extent and for the purposes expressed herein, as follows:

                                   ARTICLE ONE
                                   DEFINITIONS

     The use of terms and expressions herein is in accordance with the definitions, uses and constructions contained in the Existing Indenture.

                                   ARTICLE TWO
                                   AMENDMENTS

     SECTION 2.1    INDENTURE AMENDMENTS.

          (a) Section 1.1 of the Existing Indenture, entitled "Definitions," is hereby amended by adding the following definition in its proper alphabetical order:

          "'SATMEX 6 ECA FINANCINGS' means Indebtedness incurred by the Company after the date of this Third Supplemental Indenture that is guaranteed by the United States Export Import Bank and/or insured by Compagnie Francaise d'Assurance pour le Commerce Exterieur, the proceeds of which shall be applied to finance the Company's Satmex 6 satellite project."

          (b)  The Indenture is hereby amended by amending and restating Section
     4.16 of the Indenture in its entirety to read as follows:

          "SECTION 4.16 FINANCIAL CONDITION COVENANTS.

          The Company, Holdings and Mezzanine HoldCo shall not permit the Consolidated EBITDA as at the last day of, and for, any period of four consecutive fiscal quarters of the Company ending with any fiscal quarter set forth below to be less than the number set forth below opposite such fiscal quarter:

          Fiscal Quarter Ending                         Consolidated EBITDA
          ---------------------                         -------------------

          March 31, 2003                                $70,000,000

          June 30, 2003                                 $55,000,000

          September 30, 2003                            $50,000,000

          December 31, 2003                             $37,500,000

          March 31, 2004                                $40,000,000."


          (c) The Indenture is hereby amended by adding a new Section 4.35 to read as follows:

          "SECTION 4.35 SATMEX 6 ECA FINANCINGS.

          The Company shall furnish to the Trustee, on or prior to September 30, 2003, a certificate of a Responsible Officer of the Company stating that the closing of the Satmex 6 ECA Financings has occurred."

     SECTION 2.2 MUTATIS MUTANDIS EFFECT. The Indenture, as supplemented, is hereby amended mutatis mutandis to reflect the addition or amendment of each of the defined terms incorporated in the Indenture pursuant to Section 2.1 above.

                                  ARTICLE THREE
                                  MISCELLANEOUS

     SECTION 3.1 EFFECT OF THE THIRD SUPPLEMENTAL INDENTURE. This Third Supplemental Indenture supplements the Existing Indenture and shall be a part, and subject to all the terms, thereof. Except as expressly supplemented hereby, the Existing Indenture and the Notes issued thereunder shall continue in full force and effect.

     SECTION 3.2 GOVERNING LAW. THIS THIRD SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, BUT WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW RULES.

     SECTION 3.3 TRUSTEE MAKES NO REPRESENTATION. The Trustee makes no representation as to the validity or sufficiency of this Third Supplemental Indenture. The recitals contained herein shall be taken as the statements of the Company and the Guarantors, and the Trustee assumes no responsibility for their correctness.

     SECTION 3.4 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction thereof.

     SECTION 3.5 COUNTERPARTS. The parties may sign any number of copies of this Third Supplemental Indenture. Each signed copy shall be an original, but all of them shall represent the same agreement.

                            [Signature Page Follows.]

     IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the date first stated above.

                                 SATELITES MEXICANOS, S.A. DE C.V.

                                 By:_________________________
                                      Name:
                                      Title:



                                 By:_________________________
                                      Name:
                                      Title:

                                 FIRMAMENTO MEXICANO S. DE R.L. DE C.V.

                                 By:_________________________
                                      Name:
                                      Title:



                                 By:________________________
                                      Name:
                                      Title:

                                 SERVICIOS CORPORATIVOS SATELITALES S.A. DE C.V.



                                 By:________________________
                                      Name:
                                      Title:



                                 By:_______________________
                                      Name:
                                      Title:

                                 CITIBANK, N.A., AS TRUSTEE

                                 By:_______________________
                                      Name:
                                      Title:

      Any questions regarding the terms of the Solicitation may be directed to the Company.

                        SATELITES MEXICANOS, S.A. DE C.V.
                      Boulevard Manuel Avila Camacho No. 40
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.

                                    CONTACTS:

                  Cynthia Pelini              Kristi King Etchberger
                 +5255 5201-0808              +5255 5201-0804


 Requests for additional copies of this Consent Solicitation Statement and the Letter of Consent and requests for assistance may be directed to the Trustee.

                                 CITIBANK, N.A.
                     Agency and Trust Operations Department
                                 111 Wall Street
                               15th Floor, Zone 8
                               New York, NY 10005

                            TOLL FREE: (800) 422-2066
                        OUTSIDE THE U.S.: (212) 657-9055
                    BY FACSIMILE TRANSMISSION: (212) 657-1020

                          CONTACT: Sebastian Andrieszyn

FOR USE BY BENEFICIAL OWNERS OF NOTES ONLY

     PLEASE CONTACT THE BROKER, DEALER, COMMERCIAL BANK, CUSTODIAN OR DTC PARTICIPANT THROUGH WHICH YOU HOLD YOUR NOTES IF YOU WISH TO INSTRUCT A DTC PARTICIPANT TO DELIVER A CONSENT. THEY MAY REQUIRE YOU TO COMPLETE THIS INSTRUCTION LETTER OR THEY MAY REQUIRE YOU TO USE ANOTHER FORM IN ORDER TO PROVIDE YOUR INSTRUCTIONS. IF THIS INSTRUCTION LETTER IS USED, PLEASE READ AND FOLLOW THE INSTRUCTIONS SET FORTH HEREIN.

                        SATELITES MEXICANOS, S.A. DE C.V.

                               INSTRUCTION LETTER
                               TO DELIVER CONSENTS
                                IN RESPECT OF ITS
              SENIOR SECURED FLOATING RATE NOTES DUE JUNE 29, 2004

                 (CUSIP NOS. 803895AC5, P8521RAB2 AND 803895AD3)

                  FOR A CONSENT PAYMENT EQUAL TO $2.50 FOR EACH
       $1,000 PRINCIPAL AMOUNT OF THE NOTES TO WHICH SUCH CONSENT RELATES

                 PURSUANT TO THE CONSENT SOLICITATION STATEMENT
                             DATED FEBRUARY 28, 2003

     Please read and follow the instructions on page 3 of this Instruction Letter carefully. You must complete, sign and date where requested and return the Instruction Letter promptly to the person that holds the Notes that you beneficially own through The Depository Trust Company (typically, this should be your broker, dealer, commercial bank, custodian or DTC Participant). The Solicitation will expire at 5:00 p.m. New York City time on Friday, March 14, 2003 or such later date described in the Consent Solicitation Statement (the "Expiration Date"). However, your Instruction Letter must be RECEIVED by the broker, dealer, commercial bank custodian or DTC Participant that solicited your instructions with ample time before the Expiration Date to process such instructions.

     All terms used but not defined herein shall have the meanings ascribed to them in the Consent Solicitation Statement dated February 28, 2003, as the same may be amended or supplemented from time to time (the "Consent Solicitation Statement").

--------------------------------------------------------------------------------
THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MARCH 14, 2003 (THE "EXPIRATION DATE") UNLESS EXTENDED, IN WHICH EVENT THE TERM "EXPIRATION DATE" MEANS THE LATEST TIME AND DATE TO WHICH THE SOLICITATION IS SO EXTENDED. PLEASE CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, CUSTODIAN OR DTC PARTICIPANT TO CONFIRM THE DEADLINE FOR DELIVERY SO THAT YOUR INSTRUCTIONS MAY BE PROCESSED IN A TIMELY MANNER. IF YOUR COMPLETED INSTRUCTIONS ARE NOT RECEIVED IN A TIMELY MANNER, THE CONSENT WITH RESPECT TO YOUR NOTES WILL NOT BE VALID. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE DATE THE COMPANY CERTIFIES TO THE TRUSTEE THAT IT HAS RECEIVED CONSENTS FROM A MAJORITY OF THE HOLDERS. ON AND AFTER SUCH DATE, CONSENTS MAY NOT BE REVOKED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE CONSENT SOLICITATION STATEMENT.
--------------------------------------------------------------------------------

     This Instruction Letter is to be used by the Beneficial Owners of the above referenced Notes of Satelites Mexicanos, S.A. de C.V. (the "Company") that wish to deliver a Consent pursuant to the Solicitation described in the Consent Solicitation Statement which this Instruction Letter accompanies. Only DTC Participants may validly deliver Consents. The undersigned

Beneficial Owner should complete and execute the following Instruction Letter and deliver it to the broker, dealer, commercial bank, custodian or DTC Participant that solicited such instructions in order to take part in the Solicitation.

     No solicitation of consents shall be deemed to be made hereby in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities or "blue sky" laws.

                              CONSENT INSTRUCTIONS

              (COMPLETED CONSENT INSTRUCTIONS MUST BE DELIVERED TO
                    THE PERSON SOLICITING YOUR INSTRUCTIONS)

I.   DEEMED CONSENT

     The undersigned certifies that (i) it is the Beneficial Owner of the aggregate principal amount of Notes specified below and instructs you to deliver a Consent for and in the name and on behalf of the undersigned with respect to the principal amount of the Notes indicated herein and (ii) it is not an affiliate of the Company. For purposes of the preceding sentence, "affiliate" means any person directly or indirectly controlling, controlled by or under common control with the Company, and "control" as used in this sentence means the power to direct the management and policies of the Company, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

II.  AMOUNT TO BE CONSENTED

     PRINCIPAL AMOUNT OF SENIOR SECURED FLOATING RATE NOTES DUE JUNE 29, 2004

     The undersigned holds, in the capacity of Beneficial Owner, and hereby instructs you to deliver a Consent for $__________________________ principal amount of Notes.

     By signing and returning these instructions, the undersigned hereby certifies that it is the Beneficial Owner of the principal amount of Notes set forth in this Section II and has full power and authority to deliver these instructions.

III. CONFIRMATION OF RECEIPT OF CONSENT SOLICITATION STATEMENT

     By signing this Instruction Letter, the undersigned certifies that the undersigned has been provided with a copy of the Consent Solicitation Statement. The undersigned acknowledges that the Solicitation is subject to all the terms and conditions set forth in the Consent Solicitation Statement.

IV.  CONSENT PAYMENT

     Upon the terms and subject to the conditions set forth in the Consent Solicitation Statement and the Letter of Consent, the Company will pay each DTC Participant that has properly delivered to the Trustee a valid Letter of Consent on or prior to the Expiration Date the Consent Payment set forth on the front cover of the Consent Solicitation Statement. The Consent Payments will be made no later than March 21, 2003, unless the Solicitation is terminated prior to such date. The Consent Payment will be paid only to DTC Participants from whom Letters of Consents are received on or prior to the Expiration Date. DTC Participants whose Letters of Consents are not received on or prior to the applicable Expiration Date, or who validly revoke their Consents, will not be entitled to the Consent Payment. The Solicitation may be terminated by the Company in its sole discretion at any time prior to the Expiration Date. If the Solicitation is terminated, all Consents shall be voided and the Company will not be obligated to make any Consent Payments. The method of delivery of all documents, including Instruction Letters and Letters of Consent, is at the election and risk of the Beneficial Owner or the DTC Participant, as the case may be. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended and enough time should be allowed to assure timely delivery.

     The DTC Participants will be required to undertake to distribute the related Consent Payment to Beneficial Owners as appropriate. Neither the Company nor the Trustee will be responsible for making such distribution or for ensuring that the DTC Participants make such distribution.

V.   ADDITIONAL INFORMATION

Name of Beneficial Owner Delivering Instructions and Signing Below*: (Print or
Type)
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

Social Security or Federal Tax I.D. No.:  (Optional)
                                                    ----------------------------

By:  (If Appropriate)
                     -----------------------------------------------------------

Title:  (If Appropriate)
                        --------------------------------------------------------

Address:  (Street)
                  --------------------------------------------------------------

City, State, Province and Zip Code or Postal Code:
                                                   -----------------------------

Country:
        ------------------------------------------------------------------------

Telephone Number (including area code):

* If Notes are beneficially owned by two or more Beneficial Owners, all such owners must sign.

     The Company and its officers are irrevocably authorized to produce this Instruction Letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. This Instruction Letter will be retained by the broker, dealer, commercial bank, custodian or DTC Participant soliciting it.


-------------------------------            -------------------------------------
Date authorized                            Signature of Beneficial Owner
                                           or duly authorized representative

VI.  IMPORTANT UNITED STATES FEDERAL INCOME TAX INFORMATION

     Under current U.S. federal income tax law, a United States holder ("U.S. Holder") who receives a Consent Payment from the Company as consideration for such holder's Consent may be required by law to provide the Company with such holder's correct taxpayer identification number ("TIN") (e.g., social security number or employer identification number) on Substitute Form W-9. If the Company is not provided with the correct taxpayer identification number by such holder, that holder may be subject to a $50 penalty imposed by the Internal Revenue Service ("IRS") and may be subject to backup withholding.

     Exempt holders (including, among others, corporations) are not subject to these backup withholding and reporting requirements. Holders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

     If backup withholding applies, the Company is required to withhold 30% of any Consent Payment made to such holder. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained from the IRS.

PURPOSE OF SUBSTITUTE FORM W-9

     To prevent backup withholding, the U.S. Holder should notify the Company of his or her correct taxpayer identification number by completing the form on the following page certifying that the taxpayer identification number provided in the Substitute Form W-9 is correct (or that such holder is awaiting a taxpayer identification number) and that (1) the holder has not been notified by the IRS that he or she is subject to backup withholding as a result of the failure to report all interest or dividends, or (2) the IRS has notified the holder that such holder is no longer subject to backup withholding.

INSTRUCTIONS FOR COMPLETING SUBSTITUTE FORM W-9

     Each U.S. Holder is required to provide the Company with a correct TIN on the Substitute Form W-9, which is provided below, and to certify, under penalty of perjury, that such number is correct and that such holder is not subject to backup withholding of U.S. federal income tax. If a U.S. Holder has been notified by the IRS that such holder is subject to backup withholding, such holder must cross out item (2) of the Certification box of the Substitute From W-9, unless such holder has since been notified by the IRS that such holder is no longer subject to backup withholding. Failure to provide the information on Substitute Form W-9 may subject the holder to 30% U.S. federal income tax withholding on the payment of the Consent Payment. If the holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Company is not provided with a TIN, the Company will withhold 30% of the Consent Payment to such holder until a TIN is provided to the Company and, if the Company is not provided with a TIN within 60 days, such amounts will be paid over to the IRS. Exempt holders should indicate their exempt status by writing "Exempt" at the top of the Substitute Form W-9.

WHAT NUMBER TO REPORT

     The DTC Participant is required to give the Company the Beneficial Owner's TIN.


---------------------------------------------------------------------------------------------------
                                           PAYOR'S NAME: CITIBANK, N.A.
------------------------------------------------------------------------------------------------------------------
SUBSTITUTE                     PART 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT          Tax Identification Number
                               RIGHT  AND CERTIFY BY
FORM W-9                       SIGNING AND DATING BELOW.                                ------------------------
                              ------------------------------------------------------------------------------------


DEPARTMENT OF THE              PART 2 -- Certification -- Under Penalties of            PART 3 --
TREASURY INTERNAL              Perjury, I certify that:
REVENUE SERVICE
                               (1)    The number shown on this form is my correct       Awaiting TIN   [ ]
                                      taxpayer identification number (or I am waiting
                                      for a number to be issued to me), and

PAYOR'S REQUEST FOR            (2)    I am not subject to backup withholding
TAXPAYER IDENTIFICATION               because: (a) I am exempt from backup
NUMBER ("TIN")                        withholding, or (b) I have not been
                                      notified by the Internal Revenue Service
                                      ("IRS") that I am subject to backup
                                      withholding as a result of a failure to
                                      report all interest or dividends, or (c)
                                      the IRS has notified me that I am no
                                      longer subject to backup withholding; and

                               (3)    I am a U.S. person (including a U.S. resident
                                      alien).
------------------------------------------------------------------------------------------------------------------
CERTIFICATION INSTRUCTIONS --

You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

SIGNATURE:                                                 DATE:
          -----------------------------------------------       ----------------------------------------------
------------------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND BACKUP WITHHOLDING OF 30% OF ANY CASH PAYMENTS MADE TO YOU PURSUANT TO THE SOLICITATION. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER OF SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

NOTE:    YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN
         PART 3 OF THE SUBSTITUTE FORM W-9.

--------------------------------------------------------------------------------
             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND EITHER (1) I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE OR (2) I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE. I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER BY THE TIME OF PAYMENT, 30% OF ALL REPORTABLE CASH PAYMENTS MADE TO ME THEREAFTER WILL BE WITHHELD UNTIL I PROVIDE A TAXPAYER IDENTIFICATION NUMBER.

SIGNATURE:                                         DATE:
          ------------------------------------          ----------------------
--------------------------------------------------------------------------------

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYOR - Social security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payor.

-------------------------------------------------------------------------------------------------------------------
     FOR THIS TYPE OF ACCOUNT:    GIVE THE SOCIAL SECURITY        FOR THIS TYPE OF            GIVE THE EMPLOYER
                                  NUMBER OF:                      ACCOUNT:                    IDENTIFICATION NUMBER
                                                                                              OF:
-------------------------------------------------------------------------------------------------------------------
1.    An individual's account     The individual            5.    Sole proprietorship         The owner (3)
                                                                  account

2.    Two or more individuals     The actual owner of the   6.    A valid trust, estate,      The legal entity (4)
      (joint account)             account or, if joint            or pension trust
                                  funds, the first
                                  individual on the
                                  account (1)               7.    Corporate account           The corporation

3.    Custodian account of a      The minor (2)             8.    Association, club,          The organization
      minor (Uniform Gift to                                      religious, charitable,
      Minors Act)                                                 educational, or other
                                                                  tax-exempt organization
                                                                  account

4.a.  The usual revocable         The grantor-trustee (1)   9.    Partnership account         The partnership
      savings trust account
      (grantor is also trustee)                             10.   A broker or registered      The broker or nominee
                                                                  nominee

4.b.  So-called trust account     The actual owner (1)      11.   Account with the            The public entity
      that is not a legal or                                      Department of
      valid trust under State                                     Agriculture in the name
      Law                                                         of a public entity (such
                                                                  as a state or local
                                                                  government, school
                                                                  district, or prison)
                                                                  that receives
                                                                  agricultural program
                                                                  payments
-------------------------------------------------------------------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) YOU MUST SHOW YOUR INDIVIDUAL NAME, but you may also enter your business or "doing business as" name. You may use either your social security number or employer identification number if you have one.

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you don't have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholdings on ALL payments include the following:

- An organization exempt from tax under section 501(a), an individual retirement plan, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

-    The United States or any of its agencies or instrumentalities.

- A State, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

- A foreign government or any of its political subdivisions, agencies or instrumentalities.

-    An international organization or any of its agencies or instrumentalities.

OTHER PAYEES

Other payees that may be exempt from backup withholding include the following:

-    A corporation.

-    A financial institution.

- A dealer in securities or commodities required to register in the US, the District of Columbia or a possession of the US.

-    A real estate investment trust.

-    A common trust fund operated by a bank under section 584(a).

-    An exempt charitable remainder trust, or a non-exempt trust described in section 4947.

- An entity registered at all times during the tax year under the Investment Company Act of 1940.

-    A foreign central bank of issue.

-    A nominee, custodian or similar "middleman".

PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

-    Payments to non-resident aliens subject to withholding under section 1441.

- Payments to partnerships not engaged in a trade or business in the US and which have at least one non-resident alien partner.

-    Payments of patronage dividends not paid in money.

-    Payments made by certain foreign organizations.

-    Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payor's trade or business and you have not provided your correct taxpayer identification number to the payor.

- Payments of tax-exempt interest (including exempt-interest dividends under section 852).

-    Payments described in section 6049(b)(5) to non-resident aliens.

-    Payments on tax-free covenant bonds under section 1451.

-    Payments made by certain foreign organizations.

-    Mortgage or student loan interest paid to you.

EXEMPT PAYEES DESCRIBED ABOVE MUST STILL COMPLETE THE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE SUBSTITUTE FORM W-9 WITH THE PAYOR. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" AT THE TOP OF THE FORM, AND RETURN IT TO THE PAYOR. IF THE PAYMENTS ARE INTEREST, DIVIDENDS OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and the regulations promulgated thereunder.

PRIVACY ACT NOTICE

Section 6109 requires most recipients of dividends, interest or other payments to give taxpayer identification numbers to payors who must report the payment to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payors must be given the numbers whether or not recipients are required to file tax returns. Payors must generally withhold 30% of taxable interest, dividends and certain other payments to a payee who does not furnish a taxpayer identification number to the payor. Certain penalties may also apply.

PENALTIES

(1)  PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER

     If you fail to furnish your taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)  CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING

     If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a penalty of $500.

(3)  CRIMINAL PENALTY FOR FALSIFYING INFORMATION

     Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

HOW TO COMPLETE THE INSTRUCTION LETTER

     To properly deliver instructions relating to your Consent, please follow the procedures described below:

     1.   Complete the blanks in Section II (Amount to be Consented);

     2. Provide all the additional information requested in Section V (Additional Information);

     3. If you are a U.S. Holder, complete, sign and date the Substitute Form W-9 in Section VI (Important United States Federal Income Tax Information);

     4.   Sign and date the Instruction Letter; and

     5. Return all pages of the completed Instruction Letter to your broker, dealer, commercial bank, custodian or DTC Participant or other person who sent you these materials.

     In addition, you should read Section I (Deemed Consent), make sure you have received the Consent Solicitation Statement, and, if you believe you have received any incorrect or incomplete documents, including the Instruction Letter, contact your broker, dealer, commercial bank, custodian or DTC Participant or other person who sent you these materials immediately.

     If Notes are owned by two or more Beneficial Owners, all such Beneficial Owners must sign the Instruction Letter. If an Instruction Letter is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Instruction Letter appropriate evidence of authority to execute the Instruction Letter.

     This Instruction Letter must be received by your broker, dealer, commercial bank, custodian or DTC Participant or other person who solicited your instructions in order to direct the delivery of a Consent. Please confirm the cut-off time for receipt of your Instruction Letter by your broker, dealer, commercial bank, custodian or DTC Participant or other person who solicited your instructions so that they may process and record the Consent instructions contained herein by the Expiration Date.

     IT IS RECOMMENDED THAT YOU DELIVER THESE INSTRUCTIONS AT LEAST TWO BUSINESS DAYS PRIOR TO THE EXPIRATION DATE. PLEASE CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, CUSTODIAN OR DTC PARTICIPANT TO CONFIRM THE DEADLINE FOR DELIVERY SO THAT YOUR INSTRUCTIONS MAY BE PROCESSED IN A TIMELY MANNER. IF THE COMPLETED INSTRUCTION LETTER IS NOT RECEIVED IN A TIMELY MANNER, THE CONSENT WITH RESPECT TO YOUR NOTES WILL NOT BE VALID.

      Any questions regarding the terms of the Solicitation may be directed to the Company.

                       SATELITES MEXICANOS, S.A. DE C.V.
                     Boulevard Manuel Avila Camacho No. 40
                           Col. Lomas de Chapultepec
                               11000 Mexico, D.F.

                                   CONTACTS:

                   Cynthia Pelini              Kristi King Etchberger
                  +5255 5201-0808                 +5255 5201-0804


      Requests for additional copies of this Consent Solicitation Statement and the Letter of Consent and requests for assistance may be directed to the Trustee.

                                 CITIBANK, N.A.
                     Agency and Trust Operations Department
                                 111 Wall Street
                               15th Floor, Zone 8
                               New York, NY 10005

                            TOLL FREE: (800) 422-2066
                        OUTSIDE THE U.S.: (212) 657-9055
                    BY FACSIMILE TRANSMISSION: (212) 657-1020

                          CONTACT: Sebastian Andrieszyn

FOR USE BY DTC PARTICIPANTS ONLY

                        SATELITES MEXICANOS, S.A. DE C.V.

                                LETTER OF CONSENT
                                IN RESPECT OF ITS
              SENIOR SECURED FLOATING RATE NOTES DUE JUNE 29, 2004

                 (CUSIP NOS. 803895AC5, P8521RAB2 AND 803895AD3)

                  FOR A CONSENT PAYMENT EQUAL TO $2.50 FOR EACH
       $1,000 PRINCIPAL AMOUNT OF THE NOTES TO WHICH SUCH CONSENT RELATES

                 PURSUANT TO THE CONSENT SOLICITATION STATEMENT
                             DATED FEBRUARY 28, 2003

--------------------------------------------------------------------------------
PLEASE READ AND FOLLOW THESE INSTRUCTIONS CAREFULLY. COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF CONSENT PROMPTLY TO THE TRUSTEE. THIS LETTER OF CONSENT MUST BE RECEIVED BY THE TRUSTEE NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MARCH 14, 2003 (TOGETHER WITH ANY LATER DATE DESCRIBED HEREIN, THE "EXPIRATION DATE"). NO CONSENT CAN BE GIVEN EFFECT UNLESS THIS LETTER OF CONSENT IS PROPERLY COMPLETED, DULY EXECUTED AND DELIVERED TO THE TRUSTEE BY FAX (CONFIRMED BY PHYSICAL DELIVERY), HAND, MAIL OR OVERNIGHT COURIER AT THE ADDRESS BELOW. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE DATE THE COMPANY CERTIFIES TO THE TRUSTEE THAT IT HAS RECEIVED CONSENTS FROM A MAJORITY OF THE HOLDERS. ON AND AFTER SUCH DATE, CONSENTS MAY NOT BE REVOKED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE CONSENT SOLICITATION STATEMENT REFERRED TO BELOW.
--------------------------------------------------------------------------------

     This Letter of Consent may not be used for any purpose other than to deliver a Consent as set forth in the Consent Solicitation Statement dated February 28, 2003, as the same may be amended or supplemented from time to time (the "Consent Solicitation Statement"). Beneficial Owners SHOULD NOT use this Letter of Consent to direct the delivery of Consents.

     All terms used but not defined herein shall have the meanings ascribed to them in the Consent Solicitation Statement.

     This Letter of Consent is governed by, and shall be construed in accordance with, New York law.

     PLEASE COMPLETE, DULY EXECUTE AND DELIVER THIS LETTER OF CONSENT BY FAX (CONFIRMED BY PHYSICAL DELIVERY), HAND, MAIL OR OVERNIGHT COURIER TO THE TRUSTEE, CITIBANK, N.A., AT THE FOLLOWING ADDRESS:

                     Agency and Trust Operations Department
                                 111 Wall Street
                               15th Floor, Zone 8
                               New York, NY 10005

                    BY FACSIMILE TRANSMISSION: (212) 657-1020

                          Contact: SEBASTIAN ANDRIESZYN

                     I.  CONSENTS AND AMOUNT OF NOTES

     The undersigned certifies that, in accordance with the terms and conditions of this Letter of Consent and the Consent Solicitation Statement, it has been duly authorized by the Beneficial Owners of the aggregate principal amount of Notes specified below to deliver a Consent for and in the name and on behalf of such Beneficial Owners with respect to the principal amount of the Notes indicated herein.

     Only Holders of record as of the Record Date may execute Consents and, unless validly revoked by the Holder of record as of the Record Date at any time prior to the Expiration Date in the manner described herein, such Consents will be binding on all subsequent transferees of the Notes with respect to which such Consents were given. If the Record Date is changed, only Holders as of the revised Record Date will be entitled to execute Consents.

     Consents may be revoked at any time prior to the date on which the Company certifies to the Trustee that it has received Consents from a majority of the Holders. On and after such date, Consents that are properly completed, duly executed and delivered may not be revoked except under the limited circumstances described in the Consent Solicitation Statement. DTC Participants who revoke Consents will not receive the applicable Consent Payment unless Consents are validly redelivered prior to the Expiration Date.

     Indicate below the aggregate principal amount of Notes for which you have received instructions regarding the delivery of Consents.

     Aggregate principal amount of Notes for which $ instructions to deliver Consents have been given*:_____________________________

     THE UNDERSIGNED AUTHORIZES THE TRUSTEE TO DELIVER THIS LETTER OF CONSENT TO THE COMPANY AS EVIDENCE OF THE UNDERSIGNED'S CONSENT.

II.  CONSENT PAYMENT

     Upon the terms and subject to the conditions set forth in this Letter of Consent and in the Consent Solicitation Statement, the Company agrees to pay each DTC Participant who has delivered a Consent on or prior to the Expiration Date the Consent Payment specified in the Consent Solicitation Statement. The undersigned agrees to distribute the Consent Payments to the Beneficial Owners as appropriate.

     Please complete the box below.

          --------------------------------------------------------------
           PAYMENT INSTRUCTIONS FOR WIRE TRANSFER OF CONSENT PAYMENT

           ABA No.

           --------------------------------------------------------

           Account No.

           --------------------------------------------------------

           Account Name

           --------------------------------------------------------

           Name of Bank or
          --------------------------------------------------------------

-----------
* If no aggregate principal amount of the Notes as to which a Consent is delivered is specified, but the Letter of Consent is otherwise properly completed and signed, the Holder will be deemed to have consented with respect to the entire aggregate principal amount of Notes that such Holder holds through DTC.

          ----------------------------------------------------------
           Financial Institution

           -----------------------------------------------
                         (please print)
          ----------------------------------------------------------


III. CONFIRMATION OF DELIVERY OF CONSENT SOLICITATION STATEMENT

     By signing this Letter of Consent, the undersigned certifies that each Beneficial Owner who has authorized the delivery of a Consent has been provided with a copy of the Consent Solicitation Statement.

IV.  ADDITIONAL INFORMATION AND SIGNATURE

     By signing this Letter of Consent, the undersigned hereby certifies that it is a DTC Participant that holds a position in the aggregate principal amount of Notes set forth in Section I and that it has full power and authority to deliver a Consent with respect to such Notes in connection with the Solicitation. The undersigned also acknowledges that the Solicitation is subject to all the terms and conditions set forth in the Consent Solicitation Statement.

Name of DTC Participant: (Print or Type)
                                        ----------------------------------------

--------------------------------------------------------------------------------

Federal Tax I.D. No.: (Optional)
                                ------------------------------------------------

--------------------------------------------------------------------------------

Address: (Street)
                 ---------------------------------------------------------------

--------------------------------------------------------------------------------

City, State and Zip Code:
                         -------------------------------------------------------

Country:
        ------------------------------------------------------------------------

Telephone Number (including area code):
                                       -----------------------------------------

DTC Account Number:
                   ------------------------------------------

Transaction Code Number(s):
                           ----------------------------------

Date Completed:
               ----------------------------------------------


Signature:                                                     (affix Medallion
          ---------------------------------------------------    seal here)

Title:  (if appropriate)
                       --------------------------------------

                          INSTRUCTIONS FOR NOTE HOLDERS

            FORMING PART OF THE TERMS AND CONDITIONS OF THIS CONSENT

     1. EXPIRATION DATE. The term "Expiration Date" with respect to the Solicitation means 5:00 p.m., New York City time, on Friday, March 14, 2003, unless otherwise extended by the Company, in which event the term "Expiration Date" means the latest time and date to which the Solicitation is so extended. In order to extend an Expiration Date, the Company will notify the Trustee of any extension by giving oral (confirmed in writing) or written notice no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any such extension will be followed as promptly as reasonably practicable by notice thereof by press release or other public announcement. Such announcement or notice may state that the Company is extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder to receive such notice will not affect the extension of the Solicitation. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     2. DELIVERY OF THIS LETTER OF CONSENT. A properly completed and duly executed copy of this Letter of Consent and any other documents required by this Letter of Consent must be received by the Trustee at its address or facsimile number set forth on the cover hereof prior to the Expiration Date. This Letter of Consent may only be executed by DTC Participants. Any beneficial owner of Notes who holds its Notes through a DTC Participant must arrange for such DTC Participant to execute and deliver the Consent on behalf of such beneficial owner. A Consent by a Holder is a continuing consent notwithstanding that the registered ownership of a Note has been transferred. The method of delivery of Consents and all other required documents to the Trustee is at the election of the waiving Holder, and the delivery will be deemed made only when actually received by the Trustee. In all cases, sufficient time should be allowed to assure timely delivery. NO LETTER OF CONSENT SHOULD BE SENT TO ANY PERSON OTHER THAN THE TRUSTEE. HOLDERS OF NOTES SHOULD NOT TENDER OR DELIVER NOTES AT ANY TIME.

     3. QUESTIONS REGARDING VALIDITY, FORM, LEGALITY, ETC. All questions as to the validity, form and eligibility (including time of receipt) regarding the Solicitation procedures will be determined by the Company in its sole discretion, which determination will be conclusive and binding. The Company reserves the right to reject any or all Letters of Consent or revocations thereof that are not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities in connection with deliveries of particular Letters of Consent or revocations thereof. Unless waived, any defects or irregularities in connection with deliveries of Letters of Consent or revocations thereof must be cured within such time as the Company determines. None of the Company or any of its affiliates, the Trustee, or any other person shall be under any duty to give any notification of any such defects or irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Letters of Consent or revocations thereof will not be deemed to have been made until any defects or irregularities therein have been cured or waived. The Company's interpretations of the terms and conditions of the Solicitation shall be conclusive and binding.

     4. PERSONS ENTITLED TO DELIVER CONSENTS. Only those persons who are DTC Participants may execute and deliver a Letter of Consent. DTC is the holder of the Notes, but DTC has authorized certain DTC Participants to deliver a Consent. In order to cause Consents to be delivered with respect to Notes held through DTC, such DTC Participants must follow the delivery instructions set forth in paragraph 2 above. A Beneficial Owner of the Notes held through a DTC Participant must complete and sign an Instruction Letter and deliver it to such DTC Participant in order to authorize the delivery of a Consent with respect to such Notes.

     5. SIGNATURES ON THIS LETTER OF CONSENT. A designated signatory of the DTC Participant must affix their signature in Section V of this Letter of Consent accompanied by a Medallion seal. The DTC Participant must be a firm that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchange Medallion Program (generally, a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or a trust company having an office in the United States).

     6. CONSENT PAYMENT INSTRUCTIONS. Upon the terms and subject to the conditions set forth in this Letter of Consent and in the Consent Solicitation Statement, the Company agrees to pay each DTC Participant that has properly delivered to the Trustee a Letter of Consent on or prior to the Expiration Date the Consent Payment equal to that specified in the Consent Solicitation Statement. The Solicitation will expire at the Expiration Date as described in Instruction No. 1. The Consent Payment will be paid only to DTC Participants from whom Letters of Consent are received on or prior to the Expiration Date. DTC Participants whose Letters of Consent are not received by the Trustee, or are revoked, on or prior to the applicable Expiration Date WILL NOT be entitled to a Consent Payment.

     Consent Payments will be paid no later than March 21, 2003, unless the Solicitation is terminated prior to such date. Please complete Section II of this Letter of Consent.

     7. REVOCATION OF CONSENT. Consents may be revoked at any time prior to the date on which the Company certifies to the Trustee that it has received Consents from a majority of the Holders. On and after such date, Consents that are properly completed, duly executed and delivered may not be revoked, unless the terms of the Solicitation are amended such that the amendment (a) decreases the amount of the Consent Payment, (b) decreases the aggregate principal amount of Notes with respect to which Consents are being solicited, (c) makes such other change to the Solicitation which, determined by the Company in its sole discretion, is adverse to the Holders or (d) otherwise requires the Consents to become revocable under applicable law.

     8. CONSENT OF CONDITIONS; AMENDMENT. The Company reserves the absolute right to amend, waive or modify the terms of the Solicitation, as more fully described in the Consent Solicitation Statement.

         Please deliver your properly completed and duly executed Letter of Consent to the Trustee. You may also contact the Trustee to request additional copies of this Consent Solicitation Statement and the Letter of Consent or to request assistance completing your Letter of Consent.

                                 CITIBANK, N.A.
                     Agency and Trust Operations Department
                                 111 Wall Street
                               15th Floor, Zone 8
                               New York, NY 10005
                            TOLL FREE: (800) 422-2066
                        OUTSIDE THE U.S.: (212) 657-9055
                    BY FACSIMILE TRANSMISSION: (212) 657-1020

                          CONTACT: Sebastian Andrieszyn

          Any questions regarding the terms of the Solicitation may be directed to the Company.

                        SATELITES MEXICANOS, S.A. DE C.V.
                      Boulevard Manuel Avila Camacho No. 40
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.

                                    CONTACTS:

                    Cynthia Pelini              Kristi King Etchberger
                   +5255 5201-0808                 +5255 5201-0804

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SATELITES MEXICANOS, S.A. DE C.V.
                                           ---------------------------------
                                                    (Registrant)


Date: February 28, 2003                     By:    /S/ Cynthia Pelini
                                               -----------------------------
                                                     Cynthia Pelini
                                                 Chief Financial Officer